Exhibit 3.16

Knott’s Berry Farm

Amended and Restated

Agreement of General Partnership

Organized Under the California

Uniform Partnership Act of 1994

Effective Date: January 1, 2002

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8.2	Liquidation	8
8.3	Liquidating Trustee	9
8.4	Statements	9

ARTICLE IX		9
9.1	Amendments	9

ARTICLE X		9
10.1	Definitions	9
10.2	Tax Provisions	10

ARTICLE XI		14
11.1	Notices	14
11.2	No Partition of Partnership Property	14
11.3	Governing Law	14
11.4	Counterparts	14
11.5	Gender; Captions	14
11.6	Entire Agreement	15
11.7	Provisions Severable	15
11.8	Binding Agreement	15

Signature Page		16

Schedule A		A-1

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Amended and Restated

Agreement of General Partnership

This Amended and Restated Agreement of General Partnership (the “Agreement”) evidences the mutual agreement of the parties hereinafter named in consideration of their contributions and promises each to the others, for the purpose of continuing a general partnership pursuant to the California Uniform Partnership Act of 1994, as the same may be amended from time to time (the “Act”).

This Agreement evidences the acquisition of a 99.9% and a 0.1% partnership interest in the Partnership by Cedar Fair, L.P., a Delaware limited partnership, and Magnum Management Corporation, an Ohio corporation, respectively, pursuant to that certain Contribution Agreement by and among Cedar Fair, L.P., the Partnership and the previous partners of the Partnership dated December 19, 1997.

ARTICLE I

NAME; TERM; PLACE OF BUSINESS; DEFINITIONS

1.1     Name. The name of the general partnership (the “Partnership”) is Knott’s Berry Farm.

1.2     Effective Date; Term. This Agreement shall be effective as of January 1, 2002, and shall continue until October 31, 2087, unless earlier terminated pursuant to the provisions of this Agreement.

1.3     Office; Place of Business. The location of the principal office of the Partnership shall be as indicated on Schedule A attached hereto. The place of business of the Partnership in the State of California is at 8039 Beach Boulevard, Buena Park, California 90620.

1.4     Definitions; Background. Capitalized terms used in this Agreement shall have the meanings as defined throughout the text of this Agreement. A list of such definitions is contained in section 10.1. The Partnership commenced on November 1, 1943, the effective date of its initial agreement of partnership. An Amended Articles of Partnership of Knott’s Berry Farm was entered into on March 29,1975, and was subsequently amended and restated by an Amendment to and Complete Restatement of the Agreement of Partnership of Knott’s Berry Farm entered into January 1, 1987.

ARTICLE II

CHARACTER OF BUSINESS

2.1     Character of the Business. The general character of the business of the Partnership is to operate, directly or through Cedar Fair, L.P. or its affiliated companies, the Knott’s Berry Farm Theme Park and Knott’s California Marketplace in Buena Park,

California, along with any other properties subsequently acquired, (collectively, the “Parks”), and all rides, amusements, concessions, parking and other activities now or hereinafter operated at such Parks. The Partnership shall not engage in any other business or activity.

ARTICLE III

PARTNERS; RIGHTS AND POWERS OF PARTNERS

3.1     Partners. The partners (each a “Partner”) of the Partnership shall be those persons identified as such on Schedule A, as such Schedule shall be amended from time to time. No Partner shall take any action on behalf of the Partnership unless such action has been approved by Partners holding a majority of the Percentage of Partnership Interest of all the Partners. The names and addresses of the Partners and their Percentage of Partnership Interest are set forth in Schedule A.

3.2     Exculpation of Partners; Indemnity. In carrying out their duties hereunder, a Partner shall not be liable to the Partnership or to any other Partner for its good faith actions, or failure to act, or for any errors of judgment, or for any act or omission believed in good faith to be within the scope of authority conferred by this Agreement, but only for its own willful misconduct in the performance of its obligations under this Agreement. Actions or omissions taken in reliance upon the advice of legal counsel as being within the scope of authority conferred by this Agreement shall be conclusive evidence of such good faith; however, good faith may be determined without obtaining such advice.

The Partnership does hereby indemnify and hold harmless each Partner, its Affiliates and their agents, officers, employees, partners and directors against and from any and all losses, claims, damages, liabilities, expenses (including legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the indemnified person may be involved, or threatened to be involved, as a party or otherwise by reason of its status as a Partner or an Affiliate thereof, a director, officer, partner, employee or agent of the Partner or an Affiliate thereof, or a person serving at the request of the Partnership in another entity in a similar capacity, which relates to or arises out of the Partnership, its property, business or affairs, regardless of whether the indemnified person continues to be a Partner or an Affiliate thereof or their director, officer, partner, employee or agent at the time any such liability or expense is paid or incurred, if the indemnified person acted in good faith and in a manner it believed to be in the best interest of the Partnership, and the indemnified person’s conduct did not constitute gross negligence or willful misconduct, provided that in no event shall any Partner be required to make an additional capital contribution to carry out this indemnification provision. An Affiliate of any person (“Affiliate”) means (i) any person directly or indirectly owning, controlling or holding the power to vote ten percent or more of the outstanding voting securities of the specified person; (ii) any person ten percent or more of whose outstanding voting securities is directly or indirectly owned, controlled or held with power to vote by the specified person; (iii) any person directly or indirectly controlling, controlled by, or under control with a specified person; (iv) any officer, director or partner of the specified person; and (v) any person of which the specified person is an officer, director or partner.

3.3     Reliance of Third Parties on Authority of Partner. No financial institution or any other person, firm or corporation dealing with the a Partner shall be required to ascertain whether such Partner is acting in accordance with this Agreement, but such financial institution or such other person, firm or corporation shall be protected in relying solely upon the acts and assurances of and the execution of any instruments by such Partner.

3.4     Tax Elections; Tax Matters Partner. Cedar Fair, L.P. shall have the exclusive right to make and determine, in its sole discretion, all options and elections with respect to the Internal Revenue Code of 1986, as amended from time to time (the “Code”) and Treasury Regulations (“Treasury Regulations” or “Treas. Reg.”) issued thereunder. As an example of, but not in limitation of, the general authority conferred by the preceding sentence, Cedar Fair, L.P. shall determine whether and when to make or revoke the election under Code Section 754. Cedar Fair, L.P. shall be the “tax matters partner” (as defined in Code Section 6231) and is authorized and required to represent the Partnership (at the Partnership’s expense) in connection with all examinations of the Partnership’s affairs by tax authorities, and to expend Partnership funds for professional services and costs associated therewith. The tax matters partner shall provide all notices and perform all acts required of a tax matters partner under Subchapter C of Chapter 63 of the Code. Cedar Fair, L.P. is authorized to take any action that it determines to be necessary to comply with the requirements of Code Sections 1441,1442, 1445 or 1446 with respect to withholding certain amounts with respect to payments or distributions to a partner who is not a U.S. person (as defined in Code Section 7701) or withholding of certain amounts with respect to the sale of a “United States real property interest” (as defined in Code Section 897). Notwithstanding the above, Cedar Fair, L.P. shall not have the authority to agree on behalf of any Partner to an extension of time for assessment under Code Sections 6501 (c)(4) or 6229(b)(1)(B).

3.5     No Compensation of Partners; Reimbursement of Expenses. No Partner shall receive compensation for managing the affairs of the Partnership and acting as a Partner, other than its share of the profits of the Partnership as set forth on Schedule A. All expenses incurred by a Partner in connection with managing the Partnership and conducting the business of the Partnership shall be for the account of such Partner and shall not be paid or reimbursed by the Partnership.

3.6     Filing of Fictitious Business Name. The Partners shall execute such fictitious business name statement or statements on the Partnership’s behalf and cause the same to be filed, recorded and/or published, as may be required from time to time by applicable law, in the counties or other locations required by Section 17910 of the California Business and Professions Code.

ARTICLE IV

PARTNERSHIP CAPITAL; ADVANCES BY PARTNERS

4.1     Capital Contributions. It is intended that this Agreement will evidence a continuation of the existing Partnership, with all parties who are Partners as of the effective date of this Agreement retaining their respective interests in capital, profits and losses of the Partnership. Accordingly, no capital contributions will be required of any Partner solely by reason of this Agreement, and as of the effective date of this Agreement each Partner shall retain his respective capital account balance as reflected upon the Partnership’s books and records and maintained by the Partnership in accordance with section 5.3. The Partners shall have no obligation to make additional capital contributions to the Partnership. No interest shall be paid on capital contributions.

4.2     No Return of Contributions; Loans. Anything in this Agreement to the contrary notwithstanding, no Partner shall be personally liable for the return of the capital contribution of any Partner, or any portion thereof, it being expressly understood that any such return shall be made solely from Partnership assets. If any Partner shall advance any monies to the Partnership, the amount of any such advance shall not be deemed to be an additional capital contribution unless specifically so characterized, but instead shall be treated as a loan and shall bear interest at no less than the minimum rate required to avoid the imputation of interest under Code Section 7872 (whether or not such Section applies to the loan) and shall be an obligation of the Partnership to such Partner payable in accordance with the other terms of such advance prior to payment of any cash distribution pursuant to Article V and, in the case of liquidation, in accordance with the provisions of section 8.2.

ARTICLE V

FISCAL YEAR; ACCOUNTING; ALLOCATION OF PROFITS AND LOSSES;

DISTRIBUTIONS

5.1     Fiscal Year. The fiscal year of the Partnership shall be the calendar year.

5.2     Method of Accounting. The Partnership books shall be kept in such manner and by using such method of accounting as the Partners may determine.

5.3     Maintenance of Capital Accounts. A capital account (“Capital Account”) shall be maintained by the Partnership for each Partner in accordance with Treas. Reg. §1.704-l(b)(2)(iv). The initial amount credited to the Capital Account of each Partner shall be the amount indicated on the books and records of the Partnership as of December 28, 1997, in accordance with the terms and conditions of the Contribution Agreement. The Capital Account of each Partner shall also be (i) credited with the amount of any additional contributions made by such Partner, (ii) credited with the amount of any Profits and any other items of income or gain allocated to such Partner, (iii) debited by the amount of any Losses and any other items of loss or deduction allocated to such Partner, and (iv) debited with the amount of all actual and deemed distributions made to such Partner. Any contribution or distribution of property in kind shall be credited or debited, respectively, in an amount equal to the Carrying Value of such property, net of liabilities secured by such property that the Partnership or a Partner, respectively, is considered to assume or take subject to under Code Section 752. Upon adjustment to the adjusted tax basis of Partnership property pursuant to Code Sections 732, 734 or 743, the Capital Accounts of the Partners shall be adjusted as provided in Treas. Reg. §1.704-1 (b)(2)(iv)(m).

5.4     Allocation of Profits and Losses. (a) Profits shall be allocated to the Partners in accordance with the Partners’ Percentages of Partnership Interest. The term “Percentage of Partnership Interest” shall mean the percentage interest of any Partner in the Profits, Losses and Net Cash Flow of the Partnership as indicated on Schedule A, as such Schedule shall be amended from time to time.

(b)	Losses shall be allocated to the Partners in accordance with their Percentages of Partnership Interest.

(c)	The special allocations set forth in section 10.2 shall be made prior to the allocations under this section.

(d)

“Profits” and “Losses” shall mean an amount equal to the Partnership’s taxable income or loss, respectively, for any period from all sources, determined in accordance with Code Section 703(a), adjusted in the following manner: (i) the income of the Partnership that is exempt from federal income tax or not otherwise taken into account in computing Profits and Losses pursuant to this definition shall be added to such taxable income or loss; (ii) any expenditures of the Partnership described in Code Section 705(a)(2)(B) or treated as described in such Section pursuant to Treas. Reg. §1.704-1(b)(2)(vi)(i) or not otherwise taken into account in computing Profits or Losses pursuant to this definition shall be subtracted from such taxable income or loss; (iii) in the event the Carrying Value of any asset owned by the Partnership is adjusted pursuant to section 10.2(c)(ii), (iii) or (iv) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses; (iv) gain or loss resulting from the disposition of an asset shall be computed by reference to the Carrying Value of such asset; (v) a deduction for Depreciation shall be taken in lieu of a deduction for depreciation, amortization or cost recovery; (vi) to the extent an adjustment under Code Section 734(b) is required by Treas. Reg. §1.704-l(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Partner’s interest, the amount of such item shall be treated as an item of gain or loss from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and (vii) any items that are specially allocated pursuant to section 10.2 shall not be taken into account in computing Profits and Losses. “Depreciation” shall mean, for each fiscal year, an amount equal to the depreciation, amortization or cost recovery deduction allowable for federal income tax purposes for such fiscal year, unless the Carrying Value for an asset differs from the adjusted basis of such asset for federal income tax purposes, in which case Depreciation shall mean an amount that bears the same ratio to the beginning Carrying Value as the depreciation, amortization or cost recovery deduction bears to the beginning adjusted tax basis, provided, however that if the adjusted basis of an asset is zero at the beginning of a fiscal year, Depreciation shall be determined by the Partner by using any reasonable method.

5.5     Distribution of Net Cash Flow. Except in connection with the liquidation of the Partnership, in which case all distributions shall be made in accordance with Article VIII, distributions of Net Cash Flow shall be payable to the Partners on each business day in accordance with the Partners’ Percentages of Partnership Interest.

5.6     Definition of Net Cash Flow. “Net Cash Flow” of the Partnership shall be computed by deducting from the gross amounts received by the Partnership from all sources: (i) all operating expenses of the Partnership, including taxes, insurance premiums, and maintenance labor and materials but excluding depreciation and amortization allowances, (ii) interest and principal payments on indebtedness of the Partnership (including advances by Partners in accordance with section 4.3), (iii) proceeds from borrowing or proceeds from the sale, exchange or other disposition of Partnership assets, (iv) additions to reserves, (v) all cash expenditures for fixed asset dditions, improvements and replacements, and purchase of inventory (vi) capital contributions, and (vii) any other amounts that the Partners determine shall be retained for investment in the Partnership business.

ARTICLE VI

TRANSFER OF PARTNERSHIP INTERESTS

6.1     No Transfer of Partnership Interest. Except as specifically provided in this Agreement, no Partner may sell, assign, or in any manner transfer all or any part of its Partnership interest.

6.2     Compliance with Securities Act of 1933. No Partner’s interest in the Partnership has been registered under the Securities Act of 1933 in reliance upon the exemption provided in Section 4(2) of such act. Notwithstanding any other provisions in this Agreement, no Partnership interest of a Partner may be offered for sale, sold, transferred or otherwise disposed of unless, at the expense of the transferring Partner, the Partnership has received an opinion of counsel for the Partnership or counsel acceptable to its counsel, to the effect that such transfer is exempt from registration under the Securities Act of 1933 and is in compliance with all applicable federal and state securities laws and regulations.

6.3     Sale of Interest to Other Partners. Any Partner may sell, assign or otherwise transfer all or any part of his Partnership interest to another Partner, at such price and on such other terms as the parties may agree.

6.4     Transfer Permitted If Other Partners Approve. A Partner may transfer its Partnership interest to any person with the approval of all the other Partners, which approval may be arbitrarily withheld. Such approval of the transfer of any interest by the Partners shall not constitute approval of any subsequent transfer of such interest or the transfer of any other interest.

6.5     Admission of Transferee as Substituted Partners. An assignee of a Partner’s Partnership interest shall not become a substituted Partner unless and until all the other Partners consent in writing to such substitution, which consent may be arbitrarily withheld. If the other Partners do not consent to the substitution of an assignee of a Partner’s Partnership interest, the transferor Partner shall not retain any rights of a partner under the Act. An assignee of a Partner’s Partnership interest who is not admitted as a substituted Partner under this section shall not be entitled to: (i) require any accounting of the Partnership’s transactions; (ii) inspect the Partnership’s books and records; (iii) require any information from the Partnership; or (iv) exercise any privilege or right of a Partner which is not specifically granted to a non-substituted transferee of a partnership interest under the Act.

6.6     Allocations and Distributions with Respect to Transferred Partnership Interests. If any transfer of an interest in the Partnership permitted by this Agreement occurs during a fiscal year (whether or not the assignee is admitted as a substituted Partner), then all allocations of Profits and Losses attributable to the transferred Partnership interest for such year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such fiscal period, using any convention or method of allocation selected by the Partnership which is then permitted under Code Section 706 and the regulations promulgated thereunder. All distributions of Net Cash Flow made or payable prior to the effective date of any such transfer shall be made to the transferor and any such distributions made or payable after the effective date of such transfer shall be made to the transferee.

6.7     Withdrawal of Partner. Any Partner may withdraw from the Partnership as of the end of any calendar year by giving at least 90 days written notice of the intent to withdraw to all the other Partners. A Partner may not otherwise withdraw from the Partnership except with the approval of all the other Partners, which consent may be arbitrarily withheld.

ARTICLE VII

RESIGNATION, BANKRUPTCY OR DISSOLUTION OF A PARTNER

7.1     Bankruptcy. Liquidation, Etc. of a Partner. On the bankruptcy, liquidation, dissolution, or other cessation of existence of a Partner, the Partnership shall be dissolved unless within ninety (90) days after the date of any such event the remaining Partners elect to continue the Partnership and, if necessary, a second partner is admitted.

ARTICLE VIII

TERMINATION, DISSOLUTION AND LIQUIDATION OF THE PARTNERSHIP

8.1     Events of Dissolution. Upon the expiration of the term of the Partnership set forth in section 1.2, the withdrawal of any Partner pursuant to section 6.7 and the failure of the Partners to continue on such terms as they may agree, or the bankruptcy, dissolution or other cessation to exist as a legal entity of a Partner and the failure of the other Partners to continue the Partnership pursuant to section 7.1, the Partnership shall be dissolved and liquidated in accordance with the provisions of this Article.

8.2     Liquidation. (a) Upon the dissolution of the Partnership, the Liquidating Trustee shall proceed with the liquidation of the Partnership, and the liquidation proceeds shall be applied in the following order:

(i)	To creditors in order of priority as provided by law, except for any indebtedness owing to any Partner.

(ii)	To the establishment of any reserves that may be deemed by the Partner or other persons having control of the liquidation proceedings to be reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership;

(iii)	To the Partners in satisfaction of any indebtedness owing to them; and

(iv)	To the Partners in accordance with their positive Capital Account balances.

(b)    Upon liquidation of the Partnership, each Partner shall contribute to the Partnership cash equal to any deficit balance in its Capital Account at that time.

(c)    For purposes of the liquidation of the Partnership assets, the discharge of its liabilities and the distributions of the remaining funds among the Partners as above described, the Liquidating Trustee shall have the authority on behalf of the Partnership to sell, convey, exchange or otherwise transfer other assets of the Partnership for such consideration and upon such terms and conditions as it deems appropriate. The Liquidating Trustee, in its sole discretion, may make distributions of such other assets in kind to Partners. A reasonable time shall be allowed for the orderly liquidation of the assets of the Partnership and the discharge of liabilities of the Partnership to creditors to enable the Partnership to minimize normal losses during a liquidation period.

8.3     Liquidating Trustee. The liquidating trustee (“Liquidating Trustee”) shall be that Partner with at least a majority interest in the Partnership that has not withdrawn from the Partnership and is not described in Section 7.1, and in the event there is no such Partner at the time of dissolution, the Partners shall elect, by vote of a majority of Percentages of Partnership Interest, one of their members or any other person, firm or corporation of their choice to act as liquidating trustee in the liquidation of the partnership business in accordance with the provisions of this Article.

8.4     Statements. Each of the Partners shall be furnished with a statement prepared by the Partnership’s accountants, which shall set forth the assets and liabilities of the Partnership as of the date of complete liquidation. When the Liquidating Trustee has complied with the distribution plan set forth in this Article, the Liquidating Trustee shall execute and cause to be filed any statements or documents then required by the Act.

ARTICLE IX

AMENDMENT OF THE AGREEMENT

9.1     Amendments. This Agreement may be amended only with the written approval of all Partners.

ARTICLE X

DEFINITIONS, TAX PROVISIONS

10.1    Definitions. The capitalized terms used in this Agreement shall have the meanings as defined in the provision referenced below, where such term appears in boldface print. Defined terms used in only one section of this Agreement may not be listed below.

 “Act” is defined in the preamble.

 “Adjusted Capital Account Balance” is defined in section 10.2(a)(ii).

 “Affiliate” is defined in section 3.2.

 “Agreement” is defined in the preamble.

 “Capital Account” is defined in section 5.3.

 “Carrying Value” is defined in section 10.2(c)(i).

 “Code” is defined in section 3.4.

 “Depreciation” is defined in section 5.4(d).

“Liquidating Trustee” is defined in section 8.3.

“Losses” is defined in section 5.4(d).

“Minimum Gain” is defined in section 10.2(a)(i)(A).

“Net Cash Flow” is defined in section 5.6.

“Partner” is defined in section 3.1.

“Partnership” is defined in section 1.1.

“Percentage of Partnership Interest” is defined in section 5.4(a).

“Profits” is defined in section 5.4(d).

“Treasury Regulations” and “Treas. Reg.” are defined in section 3.4.

10.2    Tax Provisions. The following provisions apply for all purposes of this Agreement.

(a)      Allocations Required by Treasury Regulations.

  (i)      (A)     Subject to the exceptions set forth in Treas. Reg. §§1.704-2(f)(2)—(5), if there is a net decrease in Minimum Gain during any fiscal year, each Partner shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Minimum Gain, determined in accordance with Treas. Reg. § 1.704-2(g)(2). “Minimum Gain” shall have the meaning set forth in Treas. Reg. §§1.704-2(b)(2) and l,704-2(d). This paragraph is intended to comply with the minimum gain chargeback requirement in Treas. Reg. §§1.704-2(b)(2) and (f) and shall be interpreted consistently therewith.

  (B)     Subject to the exceptions set forth in Treas. Reg. § 1.704-2(i)(4), if there is a net decrease in Partner Nonrecourse Debt Minimum Gain during any Partnership fiscal year, each Partner who has a share of the Partner Nonrecourse Debt Minimum Gain, determined in accordance with Treas. Reg. § 1.704-2(i)(3), shall be specially allocated items of Partnership income and gain for such year (and, if necessary, subsequent years) in an amount equal to such Partner’s share of the net decrease in Partner Nonrecourse Debt Minimum Gain, determined in accordance with Treas. Reg. §1.704-2(i)(5). This paragraph is intended to comply with the minimum gain chargeback requirement in Treas. Reg. § 1.704-2(i)(4) and shall be interpreted consistently therewith. “Partner Nonrecourse Debt Minimum Gain” means an amount, with respect to each Partner Nonrecourse Debt, determined in accordance with Treas. Reg. §1.704-2(i).

“Partner Nonrecourse Debt” shall have the meaning set forth in Treas. Reg. § 1.704-2(b)(4).

(ii)     In the event any Partner unexpectedly receives any adjustments, allocations or distributions described in Treas.Reg. §1.704-l(b)(2)(ii)(d)(4), (5) or (6), items of Partnership income and gain shall be specially allocated to such Partner in an amount and manner sufficient to eliminate the deficits in its Adjusted Capital Account Balance created by such adjustments, allocations or distributions as quickly as possible. This paragraph is intended to constitute a “qualified income offset” within the meaning of Treas. Reg. §1.704-l(b)(2)(ii)(d), and shall be interpreted consistently therewith. “Adjusted Capital Account Balance” means the balance in the Capital Account of a Partner as of the end of the relevant fiscal year of the Partnership, after giving effect to the following: (a) credit to such Capital Account any amounts the Partner is obligated to restore, pursuant to the terms of this Agreement or otherwise, or is deemed obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§1.704-2(g)(l) and 1.704-2(i)(5), and (b) debit to such capital account the items described in Treas. Reg. §§1.704-1(b)(2)(ii)(d)(4),(5) and (6).

(iii)     Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Partners in accordance with their Percentage of Partnership Interest. “Nonrecourse Deductions” shall have the meaning set forth in Treas. Reg. §1.704-2(b)(1). The amount of Nonrecourse Deductions for a Partnership fiscal year equals the excess, if any, of the net increase, if any, in the amount of Minimum Gain during that fiscal year over the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Minimum Gain, determined according to the provisions of Treas. Reg. §1.704-2(c). “Nonrecourse Liability” shall have the meaning set forth in Treas. Reg. §1.704-2(b)(3).

(iv)     Partner Nonrecourse Deductions for any fiscal year or other period shall be specially allocated to the Partner who bears the economic risk of loss with respect to the Partner Nonrecourse Debt to which such Partner Nonrecourse Deductions are attributable in accordance with Treas. Reg. §1.704-2(i). “Partner Nonrecourse Deductions” shall have the meaning set forth in Treas. Reg. §1.704-2(i)(2). For any Partnership taxable year, the amount of Partner Nonrecourse Deductions with respect to a Partner Nonrecourse Debt equals the net increase during the year, if any, in the amount of Partner Nonrecourse Debt Minimum Gain reduced (but not below zero) by proceeds of the liability that are both attributable to the liability and allocable to an increase in the Partner Nonrecourse Debt Minimum Gain.

(v)     The allocations set forth in section 10.2(a) are intended to comply with certain requirements of Treasury Regulations promulgated under Code Section 704. Such allocations shall be taken into account in allocating other Profits, Losses, and items of income, gain, loss, and deduction to each Partner so that, to the extent possible, and to the extent permitted by Treasury Regulations, the net amount of such allocations of other Profits, Losses, and other items and such allocations to each Partner shall be equal to the net amount that would have been allocated to each Partner if such allocations had not been made.

(b)     Rules of Application.

(i)      Profits and Losses and other items of income, gain, loss and deduction shall be allocated to the Partners in accordance with the portion of the year during which the Partners have held their respective interests. All items of income, loss and deduction shall be considered to have been earned ratably over the period of the fiscal year of the Partnership, except that (A) gains and losses arising from the disposition of assets shall be taken into account as of the date thereof, and (B) with the consent of all affected parties, the preceding items may be allocated by using an “interim closing of the books” method.

(ii)     In the event the Partnership is entitled to a deduction for interest imputed under any provision of the Code on any loan or advance from a Partner (whether such interest is currently deducted, capitalized or amortized), such deduction shall be allocated solely to such Partner.

(iii)    To the extent any payments in the nature of fees paid to a Partner are finally determined to be distributions to a Partner for federal income tax purposes, there will be a gross income allocation to such Partner in the amount of such distribution.

(iv)    Losses shall not be allocated to any Partner to the extent that such allocation would result in a deficit in its Adjusted Capital Account Balance while any other Partner continues to have a positive Adjusted Capital Account Balance; in such event Losses shall first be allocated to Partners with positive Adjusted Capital Account Balances in proportion to such balances, until their positive Adjusted Capital Account Balances have been reduced to zero. To the extent that any Losses are allocated pursuant to this paragraph, Profits shall thereafter be allocated in reverse order of such allocations of Losses to the extent of such Losses.

(v)     The allocation of Profits and Losses to any Partner shall be deemed to be an allocation to that Partner of the same proportionate part of each separate item of taxable income, gain, loss, deduction or credit that comprises such Profits and Losses.

(vi)    Any deductions for amortization of intangibles contributed by a Partner shall be specially allocated to the contributing Partner.

(c)     Rules Concerning Calculations of Profits and Losses

 and Code Section 704(c) Tax Allocations.

(i)      For purposes of computing Profits and Losses “Carrying Value” shall mean (a) with respect to contributed property, the agreed value of such property reduced (but not below zero) by Depreciation, (b) with respect to property the book value of which is adjusted pursuant to Treas. Reg. §§1.704-l(b)(2)(iv)(d), (e) or (f), the amount determined pursuant to sections 11.2(c)(iii) or (iv), and (c) with respect to any other property, the adjusted basis of such property for federal income tax purposes as of the time of determination.

(ii)     Upon the occurrence of any of the following events, the Carrying Value of Partnership property shall be adjusted to its fair market value, as determined by the tax matters partner:

(A)     The acquisition of an additional interest in the Partnership by any new or existing Partner in exchange for more than a de minimis capital contribution;

(B)     The distribution by the Partnership to a Partner of more than a de minimis amount of property or money in consideration for an interest in the Partnership; or

(C)     The “liquidation” of the Partnership within the meaning of Treas. Reg. §1.704-l(b)(2)(ii)(g).

The revaluation of the Partnership property referred to in the immediately preceding sentence shall be made in accordance with Treas. Reg. §1.704-l(b)(2)(iv)(f).

(iii)     Upon an issuance of additional Partnership interests for cash or contributed property, the Carrying Value of all Partnership properties shall, immediately prior to issuance, be adjusted (consistent with the provisions hereof) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Partnership property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of such property at the fair market value thereof immediately prior to such issuance, and had been allocated to the Partners, at such time, pursuant to section 5.4 of the Agreement). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of Partnership properties shall be determined by the tax matters partner using such reasonable methods of valuation as it may adopt.

(iv)     Immediately prior to the distribution of any Partnership property in liquidation of the Partnership or any Partner’s interest in the Partnership, the Carrying Values of all Partnership properties shall be adjusted (consistent with the provisions hereof) upward or downward to reflect any unrealized gain or unrealized loss attributable to each Partnership property (as if such unrealized gain or unrealized loss had been recognized upon an actual sale of each such property, immediately prior to such distribution, and had been allocated to the Partners, at such time, pursuant to section 5.4 of the Agreement). In determining such unrealized gain or unrealized loss attributable to the properties, the fair market value of Partnership properties shall be determined by the tax matters partner using such reasonable methods of valuation as it may adopt.

(v)      In accordance with Code Section 704(c) and the regulations thereunder, income, gain, loss and deduction with respect to any contributed property shall,

solely for tax purposes, be allocated among the Partners so as to take account of any variation between the adjusted basis of such property to the Partnership for federal income tax purposes and its agreed value, pursuant to the “traditional method” as defined om Treas. Reg. §1.704-3(b).

(vi)     In the event the Carrying Value of any Partnership asset is adjusted as described in paragraph (iii) or (iv) above, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Carrying Value in the same manner as under Code Section 704(c) and the regulations thereunder.

(vii)    A transferee of a Partnership interest will succeed to the Capital Account relating to the Partnership interest transferred.

ARTICLE XI

MISCELLANEOUS

11.1     Notices. Any and all notices or other communications which may be sent to any Partner shall be sent to the address listed in Schedule A, unless the Partnership is notified in writing of any change of address. Notices or other communications shall be deemed to have been given only when hand delivered or deposited with the United States Post Office by registered or certified mail addressed as set forth above.

11.2     No Partition of Partnership Property. Each of the Partners hereby irrevocably waives any and all rights, duties, obligations and benefits with respect to any action for partition of Partnership property or to compel any sale thereof. Further, all rights, duties, benefits and obligations, including inventory and appraisement of the Partnership assets or sale of a deceased Partner’s interest therein, provision for which is made in the Act, or on account of the operation of any other rule or law of any other jurisdiction to compel any sale or appraisement of Partnership assets or sale of a deceased Partner’s interest therein, are hereby waived and dispensed with and the interest in the Partnership of a deceased Partner shall be subject to the provisions of this Agreement.

11.3     Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California.

11.4     Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, notwithstanding that all of the parties are not signatories to the original or the same counterpart, or that signature pages from different counterparts are combined, and the signature of any party to any counterpart shall be deemed to be a signature to and may be appended to any other counterpart.

11.5     Gender; Captions. Words of any gender used in this Agreement shall be held to include any other gender, and words of the singular number shall be held to include the plural (and vice-versa), when the sense requires. The captions to each Article and section are inserted only as a matter of convenience and for reference only and in no way define, limit or describe the scope or intent of this Agreement or in any way affect it.

11.6     Entire Agreement. This Agreement contains the entire understanding between the parties and supersedes any prior understanding and agreements between them respecting the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter of this Agreement which are not described herein.

11.7     Provisions Severable. This Agreement is intended to be performed in accordance with and only to the extent permitted by, all applicable laws, ordinances, rules and regulations of the jurisdictions in which the Partnership does business. If any provision of this Agreement, or the application thereof to any person or circumstance, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

11.8     Binding Agreement. This Agreement shall be binding upon and shall inure to the benefit of all Partners and their respective legal representatives, heirs, permitted successors and permitted assigns.

IN WITNESS WHEREOF, the parties have entered into this Agreement and have hereunto set their hands to multiple copies hereof on the date indicated on the cover page hereof, to be effective as provided in section 1.2.

CEDAR FAIR, L.P. By: Cedar Fair Management Company Its General Partner

By:	/S/ RICHARD L. KINZEL

Name:	RICHARD L. KINZEL

Title:	C.O.B. / PRESIDENT & CEO

MAGNUM MANAGEMENT CORPORATION

By:	/S/ BRUCE A. JACKSON

Name:	BRUCE A. JACKSON

Title:	CORP. VP - FINANCE

SCHEDULE A

KNOTT’S BERRY FARM

Address of Principal Office of the Partnership

One Cedar Point Drive Sandusky, Ohio 44870

Name and Business Address of Partners	Percentage of Partnership Interest

Magnum Management Corporation One Cedar Point Drive Sandusky, Ohio 44870	0.1%

Cedar Fair, L.P. One Cedar Point Drive Sandusky, Ohio 44870	99.9%